

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2019

Paul DiPerna
Chief Executive Officer
Modular Medical, Inc.
800 West Valley Parkway, Suite 203
Escondido, CA 92025

Re: **Modular Medical, Inc.**
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed June 27, 2019
File No. 000-49671

Dear Mr. DiPerna:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence G. Nusbaum, Esq.